File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2018
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2018, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
TRY	30,000,000	20.00	93.64	2-Oct-2018	2-Oct-2020
USD	50,000,000	3.163	100.00	2-Oct-2018	2-Oct-2028
GBP	150,000,000	1.250	98.801	4-Oct-2018	15-Dec-2023
USD	100,000,000	3.00	99.634	10-Oct-2018	21-Feb-2024
USD	20,880,000	2.97	100.00	18-Oct-2018	1-Jan-2021
USD	20,396,000	2.97	100.00	18-Oct-2018	1-Feb-2021
USD	20,100,000	2.96	100.00	18-Oct-2018	1-Mar-2021
USD	21,045,000	2.98	100.00	18-Oct-2018	1-Apr-2021
USD	4,557,000	2.99	100.00	18-Oct-2018	30-Apr-2021
USD	6,488,000	2.99	100.00	18-Oct-2018	31-Aug-2021
TRY	250,000,000	26.50	99.771	25-Oct-2018	25-Oct-2021
INR	634,600,000	6.15	99.98	25-Oct-2018	25-Oct-2021
USD	500,000,000	Floating Rate	100.00	25-Oct-2018	25-Oct-2021
TRY	250,000,000	Zero Coupon	63.25	30-Oct-2018	28-Sep-2020
IDR	41,000,000,000	6.92	100.00	1-Nov-2018	7-Nov-2023
USD	100,000,000	Floating Rate	100.056	8-Nov-2018	15-Jan-2022
USD	100,000,000	3.00	99.316	13-Nov-2018	4-Oct-2023
MXN	1,500,000,000	7.70	98.76	15-Nov-2018	12-Feb-2024
USD	100,000,000	3.00	99.652	21-Nov-2018	4-Oct-2023
EUR	10,000,000	0.09	100.00	27-Nov-2018	27-Nov-2023
IDR	41,600,000,000	7.22	100.00	29-Nov-2018	6-Dec-2023
IDR	1,450,000,000,000	8.01	100.00	11-Dec-2018	11-Dec-2021
USD	100,000,000	Floating Rate	100.030	18-Dec-2018	25-Oct-2021
BRL	23,240,000	6.32	99.98	20-Dec-2018	20-Dec-2021
INR	590,100,000	6.05	99.98	20-Dec-2018	20-Dec-2021
COP	28,922,707,037	Floating Rate	100.00	21-Dec-2018	15-May-2030
USD	50,000,000	Floating Rate	100.029	27-Dec-2018	25-Oct-2021

IDB

INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL
December 31, 2018

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2018
(Expressed in thousands of United States dollars)

Assets

Cash.	$	835,197
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies.	$ 20,994,456	
Time deposits and other obligations of banks.	9,188,876	
Asset-and mortgage-backed and corporate securities.	1,734,521	31,917,853
Developmental Assets		
Loans outstanding, net		
Loans outstanding.	93,376,880	
Allowance for loan losses.	(425,740)	
	92,951,140	
Debt securities.	18,000	92,969,140
Accrued interest and other charges		
On investments.	168,936	
On loans.	792,191	
Others.	31	961,158
Currency and interest rate swaps		
Investments.	216,774	
Loans.	692,893	
Borrowings.	391,237	
Others.	5,987	1,306,891
Other Assets		
Property, improvements and equipment, at cost.	904,921	
Less accumulated depreciation & amortization.	(447,234)	
	457,687	
Receivable for investment securities sold.	420,938	
Miscellaneous.	590,519	1,469,144
Total assets.		$ 129,459,383

Ordinary Capital
Balance Sheet - As of December 31, 2018
(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings

Medium- and long-term borrowings	$ 89,500,638	
Unamortized discount	(550,545)	
Bond fair value adjustments	(144,807)	
Debt issuance costs	(24,072)	
	88,781,214	
Short term borrowings, net	1,142,328	$ 89,923,542

Currency and interest rate swaps

Investments	127,909	
Loans	238,240	
Borrowings	2,958,588	
Others	9,389	3,334,126

Amounts payable to maintain value of currency holdings		204,122

Other liabilities

Payable for investment securities purchased	511,955	
Payable for cash collateral received	45,611	
Due to IDB Grant Facility	245,647	
Accrued interest on borrowings	667,346	
Accrued interest on swaps, net	166,044	
Liabilities under retirement benefit plans	554,380	
Undisbursed Special programs	211,668	
Other liabilities	665,244	3,067,895

Total liabilities		96,529,685

Equity

Capital stock

Subscribed - 14,170,108 shares	170,940,140	
Less callable portion	(164,900,691)	
Additional paid-in Capital (APIC)	5,812,560	11,852,009

Receivable from members

Non-negotiable, non-interest bearing demand obligations	(503,315)	
Non-negotiable, non-interest bearing term obligations	(216,972)	
Amounts required to maintain value of currency holdings	(101,500)	(821,787)

Capital subscriptions receivable		(5,770)

General reserve		18,779,700
Special reserve		2,665,500

Accumulated other comprehensive income

Accumulated translation adjustments	911,066	
Accumulated SFAS 158 adjustments	(543,842)	
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	92,822	460,046

Total equity		32,929,698
Total liabilities and equity		$ 129,459,383

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2018
(Expressed in thousands of United States dollars)

	Month 2018	Month 2017	Year-to-Date 2018	Year-to-Date 2017
Income				
From loans				
- Interest, after swaps	$ 276,909	$ 218,912	$ 2,941,352	$ 2,418,917
- Credit commissions	8,778	7,228	97,699	98,519
- Fees from non-sovereign-guaranteed and emergency lending	5,049	1,552	17,774	17,131
	290,736	227,692	3,056,825	2,534,567
From investments, after swaps				
- Interest	77,896	46,255	863,327	486,801
- Net gain (loss)	(3,300)	(4,400)	(38,500)	1,400
	74,596	41,855	824,827	488,201
Other interest income (loss)	(92)	635	701	11,994
From other sources	(26,713)	(20,768)	40,482	39,954
Total income	338,527	249,414	3,922,835	3,074,716
Expenses				
Borrowing expenses	212,330	125,490	2,255,240	1,303,389
Administrative expenses	99,253	104,697	844,178	818,807
Special programs	13,967	12,441	107,309	103,771
Provision (Credit) for loan and guarantee losses	11,029	(19,360)	(35,258)	27,661
Total expenses	336,579	223,268	3,171,469	2,253,628
Net gains from unwinding of swaps	-	-	-	80,682
Operating Income	1,948	26,146	751,366	901,770
Net fair value adjustments on non-trading portfolios and foreign currency transactions	58,666	69,852	14,678	(370,108)
Other components of net periodic benefit costs	6,246	6,935	74,965	83,223
Net Income	66,860	102,933	841,009	614,885
General reserve, beginning of period	18,712,840	17,901,337	18,004,270	17,389,385
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	-	-	(15,579)	-
Distributions on behalf of shareholders	-	-	(50,000)	-
General reserve, end of period	$ 18,779,700	$ 18,004,270	$ 18,779,700	$ 18,004,270

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2018
(Expressed in thousands of United States dollars)

		Month				Year-to-Date		
		2018		2017		2018		2017
Net income	$	66,860	$	102,933	$	841,009	$	614,885
Other comprehensive income (loss):								
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans..............................		1,928		960		23,145		957
Recognition of changes in assets/liabilities under retirement benefits plans..		(194,583)		(67,322)		(194,583)		(67,322)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk..............................		181,505		-		92,822		-
Total other comprehensive income (loss)...........................		(11,150)		(66,362)		(78,616)		(66,365)
Comprehensive income	$	55,710	$	36,571	$	762,393	$	548,520

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2018
(Expressed in thousands of United States dollars)

	2018	2017
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	$ (11,304,874)	$ (10,250,321)
Loan collections	6,827,954	7,748,194
Net cash used in lending activities	(4,476,920)	(2,502,127)
Purchase of debt securities	(18,000)	-
Purchase of property, net	(48,769)	(46,579)
Miscellaneous assets and liabilities, net	102,386	11,955
Net cash used in lending and investing activities	(4,441,303)	(2,536,751)
Cash flows from financing activities		
Medium- and long- term borrowings:		
Proceeds from issuance	19,519,773	18,675,225
Repayments	(16,346,279)	(12,782,836)
Short term borrowings, net	(688)	605,423
Cash collateral paid	(41,556)	(190,138)
Collections of capital subscriptions	551	28,019
Collections of receivable from members	2,136	3,871
Payments of maintenance of value to members	(6,780)	(54,304)
Distributions paid on behalf of shareholders	(49,479)	-
Cash transferred from the FSO	-	287,386
Net cash provided by financing activities	3,077,678	6,572,646
Cash flows from operating activities		
Gross purchases of trading investments	(60,747,498)	(60,808,559)
Gross proceeds from sale or maturity of trading investments	61,667,410	56,198,543
Loan income collections, after swaps	2,913,032	2,473,240
Interest and other costs of borrowings, after swaps	(2,299,051)	(996,249)
Income from investments	683,798	283,611
Other interest income	1,268	12,615
Other income	44,326	44,799
Administrative expenses	(752,535)	(739,739)
Transfers to the IDB Grant Facility	(113,105)	(122,758)
Special programs	(107,239)	(111,068)
Net cash provided by (used in) operating activities	1,290,406	(3,765,565)
Effect of exchange rate fluctuations on Cash	12,098	26,928
Net increase (decrease) in Cash	(61,121)	297,258
Cash, beginning of period	896,318	599,060
Cash, end of period	$ 835,197	$ 896,318

Reconciliation of Net income to net cash used in
operating activities:

	2018	2017
Net income	$ 841,009	$ 614,885
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(143,793)	(61,327)
Income from investments	(155,029)	(197,090)
Other interest income	567	621
Other income	3,844	6,059
Interest and other costs of borrowings, after swaps	(43,811)	226,458
Administrative expenses, including depreciation	91,643	72,134
Special programs	70	(8,512)
Transfers to the IDB Grant Facility	(113,105)	(122,758)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(14,678)	0
Net unrealized (gains) losses on trading investments	14,000	370,108
Other components of net periodic benefit cost	(74,965)	(7,500)
Net increase in trading investments	919,912	(76,288)
Provision (credit) for loan and guarantee losses	(35,258)	(4,610,016)
		27,661
Net cash provided by (used in) operating activities	$ 1,290,406	$ (3,765,565)

Supplemental disclosure of noncash activities
Increase (decrease) resulting from exchange rate fluctuations:

	2018	2017
Trading investments and related swaps	$ (55,580)	$ 61,981
Loans outstanding and related swaps	(3,884)	29,580
Borrowings and related swaps	(35,400)	32,595
Receivable from members, net	20,508	(46,629)